Exhibit 99.1

September 5, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES CORICANCHA PROJECT UPDATE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) is pleased to provide an update on the progress of the trial stope and bulk sample program (the “Bulk Sample Program” or “BSP”) at its 100% owned Coricancha gold-silver-lead-zinc-copper underground mine (“Coricancha”) in Peru.

The BSP will process about 6,000 tonnes of material and is expected to be completed in the first quarter of 2019. Its objective is to validate key mine and process plant operating parameters used in the Company’s Preliminary Economic Assessment (“PEA”) announced on May 31, 2018, and further de-risk Coricancha. Following the completion of the BSP, the Company expects to make a decision in early 2019 on whether to commence the restart of Coricancha.

To date, 160 metres of decline access has been advanced, representing 35% of the project total, and is ahead of schedule. The development has reached mineralization at the Constancia vein. The following provides a view of the Constancia Vein in the 536 cross-cut, (looking south), showing a 2.05 metre vein width grading 151g/t Ag, 6.04g/t Au, 2.94% Pb, 1.06% Zn, and 0.12% Cu. In addition, work to date has shown that resue has been effective at separating vein material from waste and controlling over-break.

65732
V.P
65733
V.C
65734
C.M
65735
V.T1
65736
V.T2
Veta Constancia POT. 2.00 mts.

Further, the project has advanced in the following key areas:

•	Successful test of the crusher has been completed
•	Refurbishment of the concentrator is well advanced
•	Surface roads and underground mine rehabilitation has been initiated
•	26 metres of development completed in galleries and preparations have begun for stope development

Additional information and photographs of the Coricancha Bulk Sample Program can be viewed HERE.

The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-Lima lab in Lima, Peru. The gold was analyzed by fusion with 30g fire assay and atomic absorption spectroscopy (AAS) finish, with the resulting values reported in parts per million (code FAA313). The remaining 52 elements were analyzed by mass spectrometry of inductively coupled plasma (ICPMS) and the resulting values were reported in parts per million (code IMC12B). Any gold results that exceeded the limit of detection were re-analyzed by fire assay with a gravimetric finish (code FAG303). Any silver results that exceeded the limit of detection (>10g/t) were re-analyzed by fire assay with a gravimetric finish (code FAG313). Any other metals that exceeded the limit of detection were re-analyzed by ICP-AAS (code AAS11B).

Robert F. Brown, P. Eng., is the Qualified Person for the Company under the meaning of NI 43-101 and has reviewed and approved the results in this news release.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. The Company also continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements with respect to the findings of the PEA for Coricancha, the timing or ability to complete the Bulk Sample Program, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving the Company's operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2017 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward-looking statements will prove accurate and results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company has no intention to update forward-looking statements except as required by law.

For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com